Via Facsimile and U.S. Mail
Mail Stop 4720

February 23, 2010

Ms. Lynda L. Pitts
Chairman and Chief Executive Officer
Regan Holding Corp.
2090 Marina Avenue
Petaluma, California 94954

Re: **Regan Holding Corp.**
        Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2008
        File No. 000-19704

Dear Ms. Pitts:

        We have reviewed your January 21, 2010 response to our December 17, 2009 letter
and your February 16, 2010 response to oral comments issued by us on February 5, 2010 and
have the following comments. In our comments, we ask you to provide us with information
to better understand your disclosure. Where a comment requests you to revise disclosure, the
information you provide should show us what the revised disclosure will look like and
identify the filing, in which you intend to first include it. If you do not believe that revised
disclosure is necessary, explain the reason in your response. After reviewing the information
provided, we may raise additional comments and/or request that you amend your filing.

Consolidated Statement of Operations, page 23

1. Please refer to prior comment one. You have not explained the factors considered in
   concluding that the six rebuttable presumptions under EITF 88-18 were inapplicable.
   In particular, the assertion that you do not have continuing involvement in the 65,000
   fixed annuity products supporting the Class B interests appears to be contradicted by
   the Company's unconditional and irrevocable guarantee supporting Perot Systems'
   TPA services to American National, Washington National and Investors Insurance.
   These TPA services appear to be a critical element in maintaining the persistency of
   the 65,000 fixed annuity products and related cash flows supporting the Class B
   interests. Please provide us with the analysis supporting your conclusion that the six
   rebuttable presumptions under EITF 88-18 were inapplicable.

2. Please refer to prior comment one. Describe the terms of Legacy TM's loan
   agreement with the Bank and the nature of the "other assets" pledged by Preston and
   Lynda Pitts. Also, explain how your future earnings from 100% of Legacy TM's trail
   commissions on policies placed in force after the closing date are isolated from the

commercial pledge agreements governing the Pitts' Legacy TM partnership interests. In addition, we may have further comments regarding your application of SFAS 140 and your conclusion that the transferred assets have been isolated from Legacy TM and are presumptively beyond the reach of the Bank of Marin.

Notes to Consolidated Financial Statements

11. Income Taxes, page 37

3. Please refer to prior comment two. Please provide us with detailed calculations of your total tax expense or benefit, including both current and deferred taxes; the tax or benefit relating to continuing operations, including both current and deferred taxes; and the allocation of remaining amounts to other components e.g. discontinued operations, including both current and deferred taxes, using the "with and without" method for all periods presented. Ensure that your response explains how you applied paragraph 140 of SFAS 109 and EITF Topic D-32 in determining the tax benefit of $245,000 allocated to 2008 continuing operations and the tax expense of $278,000 allocated to 2008 discontinued operations. Provide us with the calculations supporting these amounts and revise your disclosure accordingly.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant